4251 E. Melody Drive

Higley, AZ 85236

It's HerDay.com

April 1, 2004

Lindsay Thompson

6445 E. Aspen Ave.

Mesa,AZ 85206

Subject: Consulting Services Agreement

Dear Lindsay Thompson:

I am writing this letter to confirm our verbal agreement regarding your consulting services to DP & D, Inc. Your extensive experience in the field of Wedding Planning and Consulting is welcome and appreciated.

Per our verbal agreement, consulting service fees of one hundred dollars will be paid to you monthly as soon as we receive your invoiced billing.

We look forward to building a mutually beneficial relationship with you and our company.

 Thank You

  /s/Dina Staheli

 Dina Staheli

 President DP & D, Inc.